Exhibit 12

XEROX CORPORATION

The ratio of earnings to fixed charges, the ratio of earnings to combined fixed charges and preferred stock dividends, as well as any deficiency of earnings are determined using the following applicable factors:

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income (loss) from continuing operations before income taxes, (b) distributed equity income, (c) fixed charges, as defined below and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest, if any.

Fixed charges are calculated as the sum of (a) interest costs (both expensed and capitalized), (b) amortization of debt expense and discount or premium relating to any indebtedness and (c) that portion of rental expense that is representative of the interest factor.

Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on our Series B convertible preferred stock and our Series C mandatory convertible preferred stock. The Series B dividends are tax deductible and, as such, are equivalent to the pre-tax earnings required to cover such dividends. The Series B convertible preferred stock was redeemed and converted to common stock as of May 27, 2004 and, as such, there will be no future dividends beyond such date.

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
	($ In millions)
Fixed charges:
Interest expense	$170	$241	$354	$479
Portion of rental expense which represents interest factor	24	18	44	37

Total fixed charges	$194	$259	$398	$516

Earnings available for fixed charges:
Earnings	$299	$126	$531	$(6)
Less: Undistributed equity in income of affiliated companies	(11)	(7)	(34)	(20)
Add: fixed charges before capitalized interest and preferred stock dividends	194	259	398	516

Total earnings available for fixed charges	$482	$378	$895	$490

Ratio of earnings to fixed charges	2.48	1.46	2.25	*

*	Earnings for the six months ended June 30, 2003 were inadequate to cover fixed charges by $26 million.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
	($ In millions)
Fixed charges:
Interest expense	$170	$241	$354	$479
Portion of rental expense which represents interest factor	24	18	44	37

Total fixed charges	$194	$259	$398	$516
Preferred stock dividends pre-tax income requirements	30	11	63	21

Total combined fixed charges and preferred stock dividends	$224	$270	$461	$537

Earnings available for fixed charges:
Earnings	$299	$126	$531	$(6)
Less: Undistributed equity in income of affiliated companies	(11)	(7)	(34)	(20)
Add: fixed charges	194	259	398	516

Total earnings available for fixed charges and preferred stock dividends	$482	$378	$895	$490

Ratio of earnings to combined fixed charges and preferred stock dividends	2.15	1.40	1.94	**

**	Earnings for the six months ended June 30, 2003 were inadequate to cover combined fixed charges and preferred stock dividends by $47 million.